UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Praxis Precision Medicines, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74006W108

(CUSIP Number)

April 17, 2023

(Date of Event Which Requires Filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 74006W108

1.	Names of Reporting Persons

Tri Locum Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	4,380,040
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	4,380,040
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,380,040

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

8.4%

12.	Type of Reporting Person (See Instructions)

PN

* The information above is given as of the end of business on April 27, 2023, the filing date of this Schedule 13G.

Page 2 of 7 Pages

CUSIP No. 74006W108

1.	Names of Reporting Persons

Tri Locum Partners GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	4,380,040
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	4,380,040
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,380,040

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

8.4%

12.	Type of Reporting Person (See Instructions)

OO

*       The information above is given as of the end of business on April 27, 2023, the filing date of this Schedule 13G.

CUSIP No. 74006W108

1.	Names of Reporting Persons

Dr. Prashanth Jayaram

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	4,380,040
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	4,380,040
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,380,040

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

8.4%

12.	Type of Reporting Person (See Instructions)

IN

*       The information above is given as of the end of business on April 27, 2023, the filing date of this Schedule 13G.

Page 3 of 7 Pages

Item 1.

(a)	The name of the issuer is Praxis Precision Medicines, Inc. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 99 High Street, 30th Floor, Boston, Massachusetts 02110.

Item 2.

(a)	This Schedule 13G is filed by the following (the “Reporting Persons”): (1) Tri Locum Partners LP (the “Adviser”); (2) Tri Locum Partners GP LLC (the “Adviser GP”); and (3) Dr. Prashanth Jayaram. Tri Locum Healthcare Master Fund LP (the “Fund”) and separately managed accounts managed by the Adviser (the “Accounts”) directly beneficially own the Common Stock (as defined below) reported in this Statement. The Adviser is the investment manager of the Fund and the Accounts. The Adviser GP is the general partner of the Adviser. Tri Locum Healthcare GP LLC (the “Fund GP”) is the general partner of the Fund. Dr. Prashanth Jayaram is the managing member of the Adviser GP and the Fund GP. The Adviser, the Adviser GP and Dr. Prashanth Jayaram may be deemed to beneficially own the Common Stock directly beneficially owned by the Fund and the Accounts. The Fund GP may be deemed to beneficially own the Common Stock directly beneficially owned by the Fund. Each Reporting Person disclaims beneficial ownership with respect to any Common Stock other than the Common Stock directly beneficially owned by such Reporting Person.

(b)	The principal business office of the Reporting Persons is 287 Park Avenue South, 2nd Floor, New York, New York 10010.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This statement relates to the Common Stock, $0.0001 par value per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is 74006W108.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:_______________________

Page 4 of 7 Pages

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on April 27, 2023, the date of filing of this Schedule 13G.

As of the close of business on the Event Date of April 17, 2023, the Reporting Persons collectively beneficially owned 3,436,712 shares of Common Stock, representing 6.6% of all of the outstanding shares of Common Stock.

The percentages of beneficial ownership contained herein are based on 52,393,118 shares of Common Stock outstanding as of February 3, 2023, as reported by the Issuer in its Form 10-K filed with the SEC on February 7, 2023.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2023

Tri Locum Partners LP

Tri Locum Partners GP LLC

By:	/s/ Dr. Prashanth Jayaram

Name: Dr. Prashanth Jayaram

Title: Authorized Signatory

/s/ Dr. Prashanth Jayaram

Dr. Prashanth Jayaram

Page 6 of 7 Pages

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement

Page 7 of 7 Pages